UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                         American Pacific Corporation
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                               (Name of Issuer)

                         Common Stock, $.10 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   028740108
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                                (CUSIP Number)

                           Lawrence G. Goodman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 22, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No. 028740108                                         Page 2 of 11 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

              GABRIEL CAPITAL, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

              WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                          7       SOLE VOTING POWER
      NUMBER OF
       SHARES             8       SHARED VOTING POWER
    BENEFICIALLY                  303,218
      OWNED BY
        EACH              9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON            10       SHARED DISPOSITIVE POWER
         WITH                     303,218

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              303,218

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*       |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.7%

14       TYPE OF REPORTING PERSON*

              PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                                           SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No. 028740108                                         Page 3 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

              ARIEL FUND LIMITED

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |X|
                                                                (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

              WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS

                          7       SOLE VOTING POWER
      NUMBER OF
       SHARES             8       SHARED VOTING POWER
    BENEFICIALLY                  447,227
      OWNED BY
        EACH              9       SOLE DISPOSITIVE POWER
      REPORTING
       PERSON            10       SHARED DISPOSITIVE POWER
         WITH                     447,227

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              447,227

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*       |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.5%

14       TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                           SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No. 028740108                                         Page 4 of 11 Pages


1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

              ARIEL MANAGEMENT CORP.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                  (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

              00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                       |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

                          7       SOLE VOTING POWER
      NUMBER OF                   49,601
       SHARES
    BENEFICIALLY          8       SHARED VOTING POWER
      OWNED BY                    447,227
        EACH
      REPORTING           9       SOLE DISPOSITIVE POWER
       PERSON                     49,601
         WITH
                         10       SHARED DISPOSITIVE POWER
                                  447,227

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              496,828

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.1%

14       TYPE OF REPORTING PERSON*


              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                               SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No. 028740108                                         Page 5 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

              J.  EZRA MERKIN

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X|
                                                               (b) |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

              00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES

                          7       SOLE VOTING POWER
      NUMBER OF                   49,601
       SHARES
    BENEFICIALLY          8       SHARED VOTING POWER
      OWNED BY                    750,445
        EACH
      REPORTING           9       SOLE DISPOSITIVE POWER
       PERSON                     49,601
         WITH
                         10       SHARED DISPOSITIVE POWER
                                  750,445

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              800,046

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*         |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.9%

14       TYPE OF REPORTING PERSON*

              IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                            SEC 1746 (12-91)

                         SCHEDULE 13D AMENDMENT NO. 4

This Amendment No. 4 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of October 26, 1995 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of November 22,1995, Amendment No. 2 to the Schedule 13D relating to the event date of January 19, 1996 and Amendment No. 3 to the
Schedule 13D relating to the event date of January 29, 1996, each filed by Gabriel Capital, L.P., Ariel Fund Limited, Ariel Management Corp. and J. Ezra Merkin, relating to the common stock (the "Common Stock") of American Pacific Corporation (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is 3700 Howard Hughes Parkway, Suite 300, Las Vegas, Nevada 89109.

Item 3.           Source and Amount of Funds

                  The information contained in Item 3 to the Schedule 13D is hereby amended and supplemented as follows:

                  From February 21, 1996 through March 20, 1996: (i) Gabriel purchased an aggregate of 9,714 shares of Common Stock at an aggregate cost of $61,995 using its own funds; (ii) Ariel Fund purchased an aggregate of 14,327 shares of Common Stock at an aggregate cost of $91,436 using its own funds, and (iii) Ariel caused one of its private discretionary investment accounts to purchase 1,589 shares of Common Stock at an aggregate cost of $10,141 using the funds of such account. See Item 5.

Item 5.           Interest in Securities of the Issuer

                  The information contained in Item 5 to the Schedule 13D is hereby amended and supplemented as follows:

                  (a) and (b) Gabriel is the beneficial owner of 303,218 shares of Common Stock, for a total beneficial ownership of 3.7% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 447,227 shares of Common Stock, for a total beneficial ownership of 5.5% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 447,227 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 49,601 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 496,828 shares of Common Stock, or 6.1% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 303,218 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 447,227 shares of Common Stock owned by Ariel Fund and the 49,601 shares of Common Stock owned by Ariel's private discretionary account. Accordingly, Merkin may be deemed to be the beneficial owner of 800,046 shares of Common Stock, or 9.9% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,105,621 outstanding shares of Common Stock as of July 31, 1996, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The information contained in Item 6 to the Schedule 13D is hereby amended and supplemented as follows:

                  The Reporting Persons may, from time to time, enter into individually negotiated contracts (commonly referred to as equity swaps) with third parties, relating to the Common Stock, in which the specific terms may vary from agreement to agreement. Such agreements, however, are intended to provide the Reporting Persons with a synthetic means of realizing any increase (or bearing any decrease) in the value of the shares of Common Stock to which the agreements relate. Pursuant to such arrangements the Reporting Persons do not acquire the power to vote or dispose of the Common Stock to which the agreements relate, nor do they receive any right (or incur any obligation) to acquire the Common Stock.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GABRIEL CAPITAL, L.P.

                                            By: /s/ J. Ezra Merkin
                                                ---------------------------

                                                Name: J. Ezra Merkin
                                                Title: General Partner


                                            ARIEL FUND LIMITED

                                            By: MEESPIERSON MANAGEMENT
                                                (CAYMAN) LIMITED

                                            By: /s/ P.A. de Ruijter, R.H. Hanson
                                                --------------------------------
                                                Name:
                                                Title: Director, Director


                                            ARIEL MANAGEMENT CORP.

                                            By: /s/ J. Ezra Merkin
                                                ---------------------------
                                                Name:  J. Ezra Merkin
                                                Title: President


                                            /s/ J. Ezra Merkin
                                            ---------------------------
                                            J.  EZRA MERKIN

Dated:  October 22, 1996